
June 10, 2024

Erin Brown
President
TR Finance LLC
2900 Ames Crossing Road
Suite 100
Eagan, Minnesota 55121

Re: TR Finance LLC
Registration Statement on Form F-3
Filed June 6, 2024
File No. 333-280007

Dear Erin Brown:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Chris Bornhorst